Exhibit 99.1

Concord Medical Announces Results of Special General Meeting

BEIJING, June 3, 2015 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced the results of the Special General Meeting (“SGM”) which was held on May 29, 2015 in Beijing. At the SGM, shareholders ratified a resolution that increases the total number of Class A ordinary shares which may be issued under the 2008 Share Incentive Plan of the Company by 4,940,550 shares.

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of March 31, 2015, the Company operated a network of 132 centers with 77 hospital partners that spanned 54 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, The Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. As part of its high-end cancer hospital development strategy and oversea business extension, the Company acquired Fortis Surgical Hospital, a private hospital in Singapore in April, 2015. For more information, please see http://ir.concordmedical.com.

For more information, please contact:

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Ms. Fang Liu (Chinese and English)

+86 10 5903 6688 (ext. 639)

fang.liu@concordmedical.com

ICR Inc.

In China:

Ms. Rene Jiang

+86-10-6583-7521

rene.jiang@icrinc.com

In the United States:

Mr. William Zima

+1-203-682-8233

William.Zima@icrinc.com